HCSB Financial Services Corporation
James R. Clarkson, President
Horry County State Bank
5009 Broad Street
Loris, South Carolina 29596-0218
T: (843) 716-6101

October 3, 2005

Ms. Joyce Sweeney, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: HCSB Financial Services Corporation
       Form 10-KSB for the period ended December 31, 2004
       File No. 0-26995

Dear Ms. Sweeney:

Thank you for comments in review of our Form 10-KSB for the year ended December 31, 2004. Set forth are our responses to your letter.

Form 10-KSB for the period ended December 31, 2004

Financial Statements

Note 7 - Derivative Instruments and Hedging Activities page 40

Comment 1

We note your disclosure on page 32 that you use the shortcut method of assessing hedge effectiveness for fair value hedges. We also note your disclosure on page 41 that your Federal Home Loan Bank advances are convertible advances that initially bear interest at a fixed-rate that can be converted to a floating-rate after a certain period. Please tell us the following regarding these hedges:

o	the specific terms of the convertible advances and swaps used to hedge these advances;
o	how those terms match the terms of the advances; and
o	how you determined that this particular hedging relationship qualifies for shortcut treatment under paragraph 68 of SFAS 133.

Response:

Specific terms of the convertible advances and swaps used to hedge these advances: We have entered into three interest rate swaps, (with three attached options) to manage the interest rate risk on three of our FHLB rate advances. These FHLB advances are not prepayable by the FHLB and the interest rate on these advances begins as a fixed rate and at the FHLB’s option at specified times during the term of the advance may be converted to a variable interest rate. (We disclosed that all of our advances are convertible, which was intended to refer to the interest rate component of the advance).

The interest rate swap agreements provide for the Company to make payments at a variable rate determined by a specified index (three month LIBOR) in exchange for receiving payments at fixed rates.

The interest rate swap agreements include option provisions (commonly known as swaptions) to automatically adjust (at the same time) the variable interest swap agreements to a fixed rate if the FHLB exercises its right to convert the options to a variable rate.

How the terms of swaps match the advances:
Specific terms of each of the advances and swaps used to hedge these advances:
Advances:

o	$4.6 million advance, fixed rate of 6.49%. $4.6 million notional amount in interest rate swap, variable rate determined by three month LIBOR. The swap and the underlying advance both expire or mature on May 24, 2010.

o	$5.0 million advance, fixed rate of 5.05%. $5.0 million notional amount in the interest rate swap, variable rate determined by three month LIBOR. The swap and the underlying advance both expire or mature on March 22, 2011.

o	$5.0 million advance, fixed rate of 5.92%. $5.0 million notional amount in the interest rate swap, variable rate determined by three month LIBOR. The swap and the underlying advance both expire or mature on March 1, 2010.

How we determined this hedging relationship qualifies for the shortcut method:

Upon entering into the swap agreements, we reviewed paragraph 68 of SFAS 133 to determine if these transactions met the criteria to be accounted for using the shortcut method. We determined that the shortcut method was appropriate, based on the fact that we have met all of the required criteria outlined as follows:

a.	Criteria: The notional amount of the swap matches the principal amount of the interest-bearing asset or liability. Evaluation of criteria:

	Transaction 1		Transaction 2		Transaction 3
		Interest		Interest		Interest
	FHLB	Rate	FHLB	Rate	FHLB	Rate
	Advance	Swap	Advance	Swap	Advance	Swap
Notional amount	$ 4.6m	$ 4.6m	$ 5.0m	$ 5.0m	$ 5.0m	$ 5.0m
Termination date	5/24/2010	5/24/2010	3/22/2011	3/22/2011	3/01/2010	3/01/2010

b.	Criteria: The fair value of the swap at its inception is zero. Evaluation of criteria: We believe this to be correct.

c.

Criteria: The formula for computing net settlements under the interest rate swap is the same for each net settlement. (That is, the fixed rate is the same throughout the term, and the variable rate is based on the same index and includes the same constant adjustment or no adjustment.) Evaluation of criteria: with the added swaption agreement, we have met these requirements.

d.	Criteria: The interest-bearing asset or liability is not prepayable. Evaluation of criteria: The FHLB advances are not prepayable.

e.

Criteria: Any other terms in the interest-bearing financial instruments or interest rate swaps are typical of those instruments and do not invalidate the assumption of no ineffectiveness. Evaluation of criteria: All other terms appear to be typical.

f.	Criteria: The expiration date of the swap matches the maturity date of the interest-bearing asset or liability. Evaluation of criteria: See response to a. above.

g.	Criteria: There is no floor or ceiling on the variable interest rate of the swap. Evaluation of criteria: No floor or ceiling in the swap agreements.

h.

Criteria: The interval between repricings of the variable interest rate in the swap is frequent enough to justify an assumption that the variable payment or receipt is at a market rate (generally three to six months or less). Evaluation of criteria: The interval of repricing is based on a three month LIBOR.

Conclusion

We believe that we have met all of the required criteria to use the shortcut method in accounting for these fair value hedges.

Comment 2

Please provide us with a similar analysis for any other hedging relationships for which you apply the shortcut method of assessing hedge effectiveness.

Response:

We have entered into no other hedging transactions.

In connection with your comments, we acknowledge that:

o	The Company is responsible for the adequacy and accuracy of the disclosure in filing;

o	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s assistance and suggestions to help improve the Company’s disclosures, and hope the above responses clarify the issues you have raised with respect to our Form 10-K dated December 31, 2004. Please do not hesitate to contact me at 843-716-6101 if additional clarification or information is necessary.

Sincerely,
/s/ James R. Clarkson

James R. Clarkson
President and Chief Executive Officer

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